1740 Broadway T: 212.468.4800 www.dglaw.com
New York, NY 10019 F: 212.468.4888
Direct Dial: 212.468.4944 Personal Fax: 212.974.6969 Email: rnorton@dglaw.com

January 19, 2018

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed April 28, 2017

File No. 000-16350

Dear Mr. Pacho:

On behalf of WPP plc (the “Company”), this letter responds to the comment received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated November 20, 2017 (the “Comment Letter”) pertaining to the captioned report on Form 20-F and the Company’s response letter dated November 14, 2017. For ease of reference in this letter, the Commission’s comment contained in the Comment Letter is reproduced in bold, and the response of the Company is shown below such comment. We note that the below question makes reference to the Company’s Consolidated Income Statement, page F-8.

1.	We note your response to comment one. Please provide us with a schedule showing your proposed revised income statement presentation for the last two fiscal years.

A schedule showing the proposed revised income statement presentation for the last two fiscal years is included below. Please note that this schedule is provisional and therefore subject to finalization following completion of the audit.

Carlos Pacho

Securities and Exchange Commission

January 19, 2018

Consolidated income statement

For the years ended 31 December 2016, 2015

	2016 £m	2015 £m
Revenue	14,388.9	12,235.2

Direct costs of services	(1,991.1)	(1,710.9)

Revenue less direct costs of services	12,397.8	10,524.3

Other costs of services	(9,357.0)	(7,998.3)

Gross profit	3,040.8	2,526.0

General and administrative costs	(977.7)	(894.0)

Operating profit	2,063.1	1,632.0

Share of results of associates	49.8	47.0

Profit before interest and taxation	2,112.9	1,679.0

Finance income	80.4	72.4

Finance costs	(254.5)	(224.1)

Revaluation of financial instruments	(48.3)	(34.7)

Profit before taxation	1,890.5	1,492.6

Taxation	(388.9)	(247.5)

Profit for the year	1,501.6	1,245.1

Attributable to:

Equity holders of the parent	1,400.1	1,160.2

Non-controlling interests	101.5	84.9

	1,501.6	1,245.1

Earnings per share

Basic earnings per ordinary share	109.6p	90.0p

Diluted earnings per ordinary share	108.0p	88.4p

* * * *

On behalf of the Company we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Cc:	Andrea Harris, Esq.